UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share

(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Alvaro Perez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:

Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

INTRODUCTION

This statement relates to the joint cash tender offer (the “Offer”) by Acciona, S.A., a Spanish sociedad anónima (“Acciona”), and Enel Energy Europe S.r.L., an Italian Società a responsabilità limitata (“Enel Europe”, and together with Acciona, the “Offerors”), for all of the outstanding ordinary shares of Endesa, S.A., a Spanish sociedad anónima (“Endesa”), nominal value €1.20 each (each, an “Endesa Ordinary Share”), and for all of the outstanding American Depositary Shares of Endesa, each representing the right to receive one Endesa Ordinary Share (each, an “Endesa ADS”). The Offerors have offered to pay €40.16 for each Endesa Ordinary Share and each Endesa ADS in cash (the “Offer Price”) tendered in the Offer, reduced from the earlier announced offer price of €41.30 following payment of a dividend by Endesa to its shareholders of €1.14 on July 2, 2007. Should Endesa pay an additional dividend or other distribution prior to the acceptance for payment of the Endesa Ordinary Shares and Endesa ADSs tendered in the Offer, the Offer Price will automatically be reduced by an equivalent amount. Based on the Federal Reserve Bank of New York noon buying rate of €1.00 = $1.3693 on August 2, 2007, the Offer Price as of August 2, 2007 equaled $54.99 for each Endesa Ordinary Share or Endesa ADS.

ITEM 1.                SUBJECT COMPANY INFORMATION.

(a)          The name of the subject company is Endesa, S.A. The address and telephone number of Endesa’s principal executive offices is Ribera del Loira, 60, 28042 Madrid, Spain, (011) 34-91-213-1000.

(b)          This statement is filed in respect of the Endesa Ordinary Shares and the Endesa ADSs. As of August 2, 2007, there were 1,058,752,117 Endesa Ordinary Shares outstanding and 9,952,756 Endesa ADSs outstanding.

ITEM 2.                IDENTITY AND BACKGROUND OF FILING PERSON.

Endesa’s name, business address and business telephone number are as set forth in Item 1(a) above, which information is incorporated herein by reference. Endesa is the subject company and the person filing this statement. Endesa’s website address is http://www.endesa.es. The information on Endesa’s website is not a part of this statement.

This statement relates to the Offer described under “Introduction” above, which description is incorporated herein by reference. The Offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO, dated July 30, 2007 (the “Tender Offer Statement”), as filed by the Offerors with the U.S. Securities and Exchange Commission (the “SEC”) and amended from time to time. The Offer is open only to holders of Endesa Ordinary Shares who are resident in the United States, as such concept is defined in the Tender Offer Statement, and to holders of Endesa ADSs, wherever located. In addition to the Offer described in the Tender Offer Statement, the Offerors have announced that they are offering to acquire Endesa Ordinary Shares in a separate Spanish offer (the “Spanish Offer”) open to all holders of Endesa Ordinary Shares, without regard to residence, if local laws and regulations applicable to those shareholders permit them to participate in the Spanish Offer.

According to the Tender Offer Statement, completion of the Offer is conditioned upon tender into the Offer and the Spanish Offer of a sufficient number of Endesa Ordinary Shares and Endesa ADSs such that the tendered securities, together with the 487,116,120 Endesa Ordinary Shares representing 46.01% of Endesa’s share capital already held directly or indirectly by the Offerors, represent more than 50% of Endesa’s share capital, or a total of at least 529,376,059 Endesa Ordinary Shares and/or Endesa ADSs. Accordingly, this condition will be satisfied if at least 42,259,939 Endesa Ordinary Shares and/or Endesa ADSs, or approximately 3.99% of Endesa’s share capital, are tendered into the Offer and/or the Spanish Offer. The Tender Offer Statement also conditions completion of the Offer upon Endesa’s shareholders having approved certain amendments to Endesa’s articles of association and the registration of such amendments with the Commercial Registry of Madrid. Those amendments to Endesa’s articles of association include the removal of all limitations regarding the maximum number of votes that Endesa’s shareholders may exercise, including removal of the current limitation upon the voting of more than 10% of Endesa’s share capital by any single shareholder or group of related shareholders; the removal of any requirements related to the composition of the Board of Directors of Endesa, including removal of the current requirement that the Board of Directors be composed of a majority of outside directors who do not represent shareholders, and the removal of any requirements concerning the qualifications of the members of the Board of Directors and of directors with delegated authority, except for those qualifications required by law. The Offerors may together in their discretion, with the approval of certain lenders that have committed to fund Enel Europe’s portion of the Offer Price, waive any of the above conditions. In addition, the Offer is conditioned upon the completion of the Spanish Offer. The Offerors may together in their discretion waive this condition.

Endesa Ordinary Shares and Endesa ADSs tendered into the Offer and into the Spanish Offer will be allocated first to Acciona, up to 42,079,382 Endesa Ordinary Shares and/or Endesa ADSs, or approximately 3.974% of Endesa’s share capital. Based on the Offerors’ public disclosures, Acciona currently holds, directly or indirectly, 222,714,523 Endesa Ordinary Shares, or approximately 21.036% of Endesa’s share capital; accordingly, Acciona’s acquisition of approximately 3.974% of Endesa’s share capital would increase its stake in Endesa to approximately 25.01%. The remaining Endesa Ordinary Shares and Endesa ADSs tendered into the Offer and the Spanish Offer will be distributed to Enel Europe, allowing it the possibility to hold up to approximately 74.99% of Endesa’s share capital, or an additional 529,556,615 Endesa Ordinary Shares and/or Endesa ADSs added to the 264,401,597 Endesa Ordinary Shares that, based on the Offerors’ public disclosures, Enel Europe currently directly or indirectly holds.

The Tender Offer Statement indicates that, consistent with Spanish practice, the schedule for payment under the Offer will depend not upon the expiration date of the acceptance period of the Offer, but, rather, upon factors related to the Spanish Offer. The Offerors will not deliver payment under the Offer to the Bank of New York (the “U.S. Tender Agent”) until after they have received notification from the Comisión Nacional del Mercado de Valores (the Spanish National Securities Market Commission or “CNMV”) of the results of the Spanish Offer and have determined whether to waive the minimum tender conditions applicable to the Offer and the Spanish Offer. Such notification by the CNMV will be made no later than eight Spanish business days after the expiration of the acceptance period of the Spanish Offer.

The Tender Offer Statement indicates that, to the extent practicable, the U.S. Tender Agent will convert the consideration paid by the Offerors from euros to U.S. dollars at the spot market exchange rate applicable to similar transactions prevailing on the day such consideration is received from the Offerors, and will distribute the Offer Price, net of any expenses relating to such conversion, to tendering holders of Endesa Ordinary Shares and Endesa ADSs. The prevailing exchange rate on the date of conversion may be different from the rate prevailing on the date on which holders tender their Endesa Ordinary Shares or Endesa ADSs.

According to the Tender Offer Statement, the Offer will expire at 6:00 p.m. (New York City time) on October 1, 2007, unless the Offerors extend the Offer or unless the Offer is withdrawn.

The Tender Offer Statement states that Acciona’s address is Avenida de Europa, 18, Empresarial la Moraleja, Alcobendas, Madrid 28108, and that its telephone number at such location is (011) 34-91-663-2850, and that Enel Europe’s address is Viale Regina Margherita, 137, 00198, Rome, Italy, and that its telephone number at such location is (011) 39-06830-52783. The Tender Offer Statement also states that Enel Europe is a wholly-owned subsidiary of Enel S.p.A., an Italian Società per Azioni, with the same address as Enel Europe.

ITEM 3.                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this statement, to the knowledge of Endesa there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Endesa or its affiliates and (1) Endesa, its executive officers, directors or affiliates, (2) Acciona, its executive officers, directors or affiliates or (3) Enel Europe, its executive officers, directors or affiliates.

(a) Executive Officers, Directors or Affiliates of Endesa

(1) Share Ownership of Directors and Executive Officers

If the directors and executive officers of Endesa who own Endesa Ordinary Shares were to tender such shares in the Offer, they would receive the same consideration for their Endesa Ordinary Shares as the other shareholders who accept the Offer. As of August 2, 2007, the directors and executive officers of Endesa beneficially owned an aggregate of 168,432 Endesa Ordinary Shares and no Endesa ADSs. If the directors and executive officers of Endesa were to tender all of their Endesa Ordinary Shares in the Offer and the Offer were consummated at the Offer Price as it stands on the date hereof, they would receive an aggregate of €6,764,229.10 in cash.

The following table sets forth individual ownership of Endesa Ordinary Shares as of August 2, 2007 by each member of the Board of Directors:

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
Manuel Pizarro Moreno(1)	100,004	—	100,004
Rafael Miranda Robredo(2)	7,585	—	7,585
Miguel Blesa de la Parra(3)	600	—	600
Juan Ramón Quintás Seoane	1,525	—	1,525
Francisco Javiér Ramos Gascón	992	8,779	9,771
Alberto Recarte García-Andrade	250	21,100	21,350
Juan Rosell Lastortras	5	10,000	10,005
José Serna Masiá	16,976	520	17,496
Borja Prado Eulate	—	—	—
Fernando d´Ornellas Silva	32	64	96

(1)          Mr. Pizarro is a member of the Board of Directors as well as Chairman of Endesa.

(2)          Mr. Miranda is a member of the Board of Directors as well as Chief Executive Officer of Endesa.

(3)          Mr. Blesa is also the chairman of Caja de Ahorros y Monte de Piedad de Madrid (“Caja Madrid”), which, as of August 2, 2007, beneficially owned 105,076,259 Endesa Ordinary Shares (or approximately 9.92% of Endesa’s total share capital).

The following table sets forth individual ownership of Endesa Ordinary Shares as of August 2, 2007, by each of Endesa’s executive officers (other than Mssrs. Pizarro and Miranda, whose share ownership is disclosed in the preceding table):

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
José Damián Bogas Gálvez	7,438	—	7,438
Pedro Larrea Paguaga	3,015	—	3,015
Jesús Olmos Clavijo	7,108	—	7,108
Salvador Montejo Velilla	20	—	20
Francisco de Borja Acha Besga	1,000	—	1,000
Carlos Torres Vila	731	—	731
Germán Medina Carrillo	7,573	—	7,573
Gabriel Castro Villalba	—	—	—
Antonio Pareja Molina	4,479	—	4,479

To the knowledge of Endesa, no director or executive officer of Endesa currently holds any options to purchase Endesa Ordinary Shares or Endesa ADSs.

(2) Compensation of Directors and Executive Officers

(i) Board of Directors

Article 40 of Endesa’s articles of association provides that:

“The compensation of the Directors will consist of the following items: a fixed monthly fee and participation in profits. The aggregate annual compensation of the Board of Directors in respect of the foregoing items shall be 0.1 percent of consolidated profit, as approved by the Shareholders’ Meeting, provided that the Board of Directors may reduce this percentage in such fiscal years as it seems appropriate. The foregoing is without prejudice to the provisions of paragraph 3 of this Article with respect to attendance fees.

“The Board of Directors shall make all determinations with respect to the distribution of said amount as between the foregoing items and as between Directors when, as and how it deems appropriate.

“The members of the Board of Directors will also receive fees for each meeting attended of the Board of Directors and any committees thereof. The amount of such attendance fees will not exceed such amount as is permitted within the limits described in the preceding paragraphs.

“The compensation contemplated in the preceding paragraphs for a Director’s service on the Board of Directors shall be compatible with such other compensation as may be due to such Director for any other executive or advisory functions that, as the case may be, he or she renders to the company beyond the supervisory and decisionmaking functions arising from their service as Directors, such other functions being subject to the legal requirements thereto applicable.

“In accordance with section 130 of the Spanish Companies Law, Directors may receive compensation constituting participation in the company’s profits to the extent legal and statutory reserve requirements have been met and shareholders have been accorded a dividend of at least 4 percent of consolidated profit.”

Accordingly, Endesa’s directors receive compensation for their service on Endesa’s Board of Directors, and in some cases for their service on the board of directors of Endesa’s subsidiaries. In addition, directors that are also executive officers of Endesa receive compensation for their employment with the company.

On June 20, 2007, the terms of Mssrs. Alberto Alonso Ureba, José María Fernández Cuevas, José Manuel Fernández Norniella, Rafael González-Gallarza Morales and Manuel Ríos Navarro expired. On the same date, Mssrs. Borja Prado Eulate and Fernando d’Ornellas Silva were appointed directors of Endesa. The data in the tables below, which relate to 2006 and 2005, do not reflect the compensation of Mssrs. Borja Prado Eulate and Fernando d’Ornellas Silva, who did not serve as directors, officers or employees of Endesa during such years.

In 2005 and 2006, Endesa’s directors received fixed monthly compensation of €4,006.74 and an attendance fee of €2,003.37 for each meeting attended of the Board of Directors, the Executive Committee, the Nominations and Compensation Committee and the Audit and Compliance Committee. Endesa’s directors have received, and will continue to receive, the same amount of fixed monthly compensation and attendance fees in 2007.

The following tables set forth the compensation received by each member of the Board of Directors in 2005 and 2006:

Fixed Compensation

	2005		2006
Name	as Director	as Executive Officer	as Director	as Executive Officer
Manuel Pizarro Moreno(1)	€48,081	€1,200,000	€48,081	€1,249,200
Rafael Miranda Robredo(1)	48,081	1,080,000	48,081	1,124,280
Alberto Alonso Ureba(2)	48,081	—	48,081	—
Miguel Blesa de la Parra	48,081	—	48,081	—
Rafael Español Navarro(3)	24,040	—	—	—
José María Fernández Cuevas(2)	48,081	—	48,081	—
José Manuel Fernández Norniella(2)	48,081	—	48,081	—
José Fernández Olano(3)	24,040	—	—	—
Rafael González-Gallarza Morales(2)	48,081	—	48,081	—
Francisco Núñez Boluda(4)	48,081	—	8,013	—
José Luis Oller Ariño(3)	24,040	—	—	—
Juan Ramón Quintás Seoane(5)	—	—	—	—
Francisco Javier Ramos Gascón	48,081	—	48,081	—
Alberto Recarte García-Andrade(6)	28,047	—	48,081	—
Manuel Ríos Navarro(2)	48,081	—	48,081	—
Juan Rosell Lastortras(6)	28,047	—	48,081	—
José Serna Masiá	48,081	—	48,081	—

(1)          In all Endesa group companies, the fixed compensation of the chief executive officer is 10 percent lower than the fixed compensation of the chairman.

(2)          Term expired on June 20, 2007.

(3)          Term expired on May 27, 2005.

(4)          Term expired on February 25, 2006.

(5)          Does not accept compensation other than attendance fees.

(6)          Joined the Board of Directors on May 27, 2005.

Variable Compensation

	2005		2006
Name	as Director	as Executive Officer	as Director	as Executive Officer
Manuel Pizarro Moreno	€14,806	€829,323	€39,667	€1,640,963
Rafael Miranda Robredo(1)	14,806	711,272	39,667	1,431,187
Alberto Alonso Ureba(2)	14,806	—	39,667	—
Miguel Blesa de la Parra(3)	—	—	—	—
Rafael Español Navarro(4)	14,806	—	16,528	—
José María Fernández Cuevas(2)	14,806	—	39,667	—
José Manuel Fernández Norniella(2)	14,806	—	39,667	—
José Fernández Olano(4)	14,806	—	16,528	—
Rafael González-Gallarza Morales(2)	14,806	—	39,667	—
Francisco Núñez Boluda(5)	14,806	—	39,667	—
José Luis Oller Ariño(4)	14,806	—	16,528	—
Juan Ramón Quintás Seoane(6)	—	—	—	—
Francisco Javier Ramos Gascón	14,806	—	39,667	—
Alberto Recarte García-Andrade(7)	—	—	23,139	—
Manuel Ríos Navarro(2)	14,806	—	39,667	—
Juan Rosell Lastortras(7)	—	—	23,139	—
José Serna Masiá	14,806	—	39,667	—

(1)          The total variable compensation of Mr. Miranda was €750,113 in 2005 and €1,484,241 in 2006. These amounts have been reduced by €38,841 and €53,054, respectively, in respect of amounts received for attendance at meetings of the boards of directors of subsidiary companies.

(2)          Term expired on June 20, 2007.

(3)          Does not accept compensation other than fixed compensation and attendance fees.

(4)          Term expired on May 27, 2005.

(5)          Term expired on February 25, 2006.

(6)          Does not accept compensation other than attendance fees.

(7)          Joined the Board of Directors on May 27, 2005.

Attendance Fees

	2005		2006
Name	for Endesa	for Subsidiary Companies	for Endesa	for Subsidiary Companies
Manuel Pizarro Moreno	€106,179	—	€130,219	—
Rafael Miranda Robredo	106,179	€89,755	130,219	€97,128
Alberto Alonso Ureba(1)	104,175	—	130,219	—
Miguel Blesa de la Parra	94,158	—	108,182	—
Rafael Español Navarro(2)	34,057	31,778	—	—
José María Fernández Cuevas(1)	106,179	21,136	138,233	—
José Manuel Fernández Norniella(1)	96,162	43,118	124,209	37,633
José Fernández Olano(2)	32,054	30,288	—	—
Rafael González-Gallarza Morales(1)	54,091	18,032	62,104	20,034
Francisco Núñez Boluda(3)	58,098	18,030	16,027	22,037
Juan Ramón Quintás Seoane(4)	64,108	—	—	—
José Luis Oller Ariño(2)	36,061	11,019	—	—
Francisco Javier Ramos Gascón	60,101	22,037	60,101	22,037
Alberto Recarte García-Andrade	24,040	8,013	56,094	20,034
Manuel Ríos Navarro(1)	54,091	22,038	66,111	20,034
Juan Rosell Lastortras	20,034	2,400	38,064	30,594
José Serna Masiá	62,104	22,037	60,101	22,037

(1)          Term expired on June 20, 2007.

(2)          Term expired on May 27, 2005.

(3)          Term expired on February 25, 2006.

(4)          Did not attend any meetings during the year.

Other Compensation

Name	2005	2006
Manuel Pizarro Moreno	€4,444	€4,342
Rafael Miranda Robredo	21,014	21,608
Rafael Español Navarro(1)	7,021	—

(1)          Term expired on May 27, 2005.

Advances and Loans(1)

Name	2005	2006
Rafael Miranda Robredo	€435,379	€375,379

(1)          These advances and loans were made prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date. Of the amount in 2005, €92,802  bears interest and of the amount in 2006, €32,802 bears interest, in each case at a rate of EURIBOR plus 0.5%.

Pension Fund Contributions(1)

Name	2005	2006
Manuel Pizarro Moreno	€236,655	€441,772
Rafael Miranda Robredo	2,122,182	4,926,911

(1)          The company has established the right to early retirement, and a guarantee of future rights with regard to pensions and compensation, for all staff who meet certain age and seniority requirements. Thus, of the amounts stated for 2005 and 2006, €1,389,000 and €4,321,190, respectively, represent premiums paid to cover the company’s obligation to contribute to Mr. Miranda’s pension in future periods, as well as for other personnel subject to the same age and seniority requirements.

Life Insurance Premiums

Name	2005	2006
Manuel Pizarro Moreno	€119,509	€96,716
Rafael Miranda Robredo	85,206	43,240
Other Directors	120,798	129,680

In addition, Endesa has established an early retirement plan in which the chief executive officer participates on the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa’s contingent obligation under such plan to the chief executive officer was €10,369,336 in 2005 and €12,525,120 in 2006. The amount of the company’s contingent obligation to an employee under this plan is recalculated each year to reflect the employee’s then-current salary and decreases each year the employee remains with the company.

(ii) Executive Officers

General

Endesa’s compensation policy aims to be competitive with the leading companies in the energy sector in Spain and other countries in Europe. Pursuant to their contracts with the company, Endesa’s executive officers are generally entitled to receive fixed compensation, variable compensation and other benefits.

Endesa’s senior management consists of 9 executive officers in addition to Mssrs. Pizarro and Miranda (whose compensation and benefits are disclosed above under “—Board of Directors”). These are:

Name	Title
José Damián Bogas Gálvez	Executive Vice President—Spain and Portugal
Pedro Larrea Paguaga(1)	Executive Vice President—Latin America
Jesús Olmos Clavijo	Executive Vice President—Europe
Carlos Torres Vila(2)	Chief Financial Officer and Senior Vice President—Strategy
Salvador Montejo Velilla	General Secretary and Secretary to the Board of Directors
Francisco de Borja Acha Besga	Senior Vice President—Legal Advisor
Germán Medina Carrillo	Senior Vice President—Human Resources
Gabriel Castro Villalba	Senior Vice President—Communications
Antonio Pareja Molina	Senior Vice President—Services

(1)          Mr. Larrea replaced Luis Rivera Novo as Executive Vice President—Latin America on October 9, 2006. The data in the following three tables reflect, in respect of 2006, Mr. Larrea’s compensation and other benefits in his prior position as General Manager—Energy Management from January 1, 2006 to October 9, 2006, and his compensation as Executive Vice President—Latin America after that date and, in respect of 2005, Mr. Rivera’s compensation and other benefits as Executive Vice President—Latin America in that year.

(2)          Mr. Torres assumed the position of Chief Financial Officer on July 1, 2007. Prior to that date, Mr. Torres served as Senior Vice President-Strategy and José Luis Palomo Álvarez served as Chief Financial Officer. The data in the following three tables, which relate to 2005 and 2006, reflect Mr. Torres’ compensation and other benefits in his position as Senior Vice President-Strategy and Mr. Palomo’s compensation and other benefits in his former position as Chief Financial Officer during those years.

The aggregate compensation of these 10 executive officers in 2005 and 2006 was as follows:

	2005	2006
Fixed compensation	€3,860,276	€4,175,456
Variable compensation	2,543,799	4,019,584
Board attendance fees	167,806	90,885
Other	156,575	193,626
Total	6,728,456	8,479,551

The aggregate advances and loans to these 10 executive officers outstanding as of 2005 and 2006 were as follows:

	2005	2006
Advances(1)	€1,196,217	€1,082,221
Loans(2)	1,648,525	1,739,614

(1)          This figure represents outstanding advances owed to Endesa as of December 31, 2005 and 2006. These advances, which bear no interest, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

(2)          This figure represents outstanding loans owed to Endesa as of December 31, 2005 and 2006. These loans, which bear interest at EURIBOR plus 0.5%, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date. The increase in 2006 over 2005 is due to the replacement of Mr. Rivera with Mr. Larrea, whose outstanding loans reflected a higher balance than his predecessor’s.

The aggregate other benefits of these 10 executive officers in 2005 and 2006 were as follows:

	2005	2006
Pension contributions(1)	€4,129,835	€6,766,477
Life insurance premiums	367,494	320,142

(1)          This figure includes pension contributions made to cover the company’s obligation to contribute to these executive officers’ pensions in future periods. These payments were made on the same terms as premiums paid to cover Endesa’s future pension obligations to other employees meeting the required age and seniority criteria.

In addition, Endesa has established an early retirement plan in which certain of its executive officers participate on the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa’s contingent obligation under such plan to the 10 executive officers identified above was €22,769,061 in 2005 and €21,645,816 in 2006.

Severance Arrangements with Executive Officers

Endesa has granted all of the executive officers referred to above identical “guarantee clauses,” which entitle the executive officer to a severance payment in the event his employment with Endesa is terminated as well as an additional payment as consideration for a non-competition covenant. Endesa believes that these guarantee clauses are consistent with market practice among large publicly traded companies in Spain. The guarantee clauses entitle the executive officer to receive a severance payment equal to three times his or her annual compensation (calculated as described below) in the event the employment relationship is terminated: (1) by mutual agreement between the executive officer and Endesa; (2) by a unilateral decision of the executive officer based on (i) a material breach by Endesa of its obligations to the executive officer, (ii) a change in the executive officer’s position that renders it void of substance or (iii) any other circumstance provided for under applicable law (including a unilateral decision of the executive officer following a change in control); or (3) by Endesa without cause. For purposes of these guarantee clauses, annual compensation means the relevant officer’s fixed compensation in the then-current year plus the average of the officer’s variable compensation in the immediately preceding two years. The guarantee clauses provide that the executive officer is not entitled to any severance payment in the event the employment relationship is terminated by Endesa for cause or by the executive officer without cause. The guarantee clause also entitles the executive officer to receive an additional payment equal to his or her fixed compensation in the most recently completed fiscal year as consideration for the officer’s covenant not to compete with Endesa for two years following termination of employment. This additional payment is due regardless of the circumstances in which the executive officer’s employment is terminated.

(3) Other Contracts and Arrangements

In the ordinary course of business, Endesa enters into contracts with numerous other energy companies throughout the world, including from time to time companies with which members of the Board of Directors are affiliated through directorships or otherwise. Endesa does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the firms involved.

(b)          Relationships Between Endesa and the Offerors and Their Respective Executive Officers, Directors or Affiliates

Except as provided below, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Endesa and the Offerors or their respective executive officers, directors or affiliates.

(1) Commercial Relationships

Endesa and its affiliates are party to ordinary course business transactions with the Offerors and their affiliates. These transactions have been entered into on commercially reasonable terms and conditions and in accordance with prevailing market conditions. The following is a general description of the most significant commercial relationships between Endesa and its affiliates, on the one hand, and the Offerors and their affiliates, on the other:

•                    In the ordinary course of their businesses, affiliates of Endesa purchase electricity from, and sell electricity to, affiliates of Enel S.p.A., of which Enel Europe is a wholly-owned subsidiary. In the six months ended June 30, 2007, affiliates of Endesa made purchases of electricity totaling approximately €1.4 million from, and sales of electricity totaling approximately €102.8 million to, affiliates of Enel S.p.A.

•                    In the ordinary course of their businesses, affiliates of Endesa purchase goods, consisting mostly of generators and other equipment, and routine maintenance services from affiliates of Acciona. In the six months ended June 30, 2007, affiliates of Endesa made purchases of goods totaling approximately €63.7 million and services totaling approximately €8.1 million from affiliates of Acciona. Affiliates of Endesa also supply affiliates of Acciona with electricity in the ordinary course of business. In the six months ended June 30, 2007, affiliates of Endesa entered into contracts with affiliates of Acciona for the supply of electricity with a total value of approximately €10.2 million.

(2) Other Relationships

Endesa has entered into separate confidentiality agreements, each dated June 15, 2007, with Acciona and Enel S.p.A., of which Enel Europe is a wholly-owned subsidiary, pursuant to which Endesa has supplied and may continue to supply information to the Offerors and Enel S.p.A. for purposes of allowing them to consider and facilitate the Offer.

Endesa has initiated negotiations with representatives of its workers’ unions with a view to renewing their agreement of April 27, 1999 guaranteeing workers’ rights while recognizing Endesa’s right to make changes to its corporate structure. This agreement is scheduled to expire on December 31, 2007. Endesa sought and obtained the Offerors’ acceptance of such renewal.

See Item 7 “Purposes of the Transaction and Plans or Proposals”.

ITEM 4.                THE SOLICITATION OR RECOMMENDATION.

Pursuant to Articles 20 and 36.8 of Royal Decree 1197/1991 of July 26, the Board of Directors is required to issue a report stating its views on the terms of the Offer Price. Spanish law does not require the Board of Directors to adopt a position within the meaning of Item 1012(a) of Regulation M-A. The Board of Directors, at a meeting held on August 3, 2007, resolved unanimously that it views the economic terms of the Offer favorably, having determined that that such terms are fair, from a financial point of view, to holders of Endesa Ordinary Shares and Endesa ADSs.

In reaching this conclusion, the Board of Directors took into account the fairness opinions issued by Endesa’s financial advisors—BNP Paribas, S.A., Spanish Branch, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, J.P. Morgan Plc, Lehman Brothers Europe Limited and Merrill Lynch Capital Markets España, S.A., S.V.—all of which conclude that the consideration offered by the Offerors is fair, from a financial point of view, to the holders of the Endesa Ordinary Shares and the Endesa ADSs to whom the Offer is open. Copies of these fairness opinions are attached to this statement as Annexes A to F. In reaching the conclusions stated in their respective fairness opinions, Endesa’s financial advisors employed customary valuation methodologies and other criteria, such as analyses of listed companies in the electricity sector, analyses of other similar transactions, discounted cash-flow analyses and analyses of Endesa’s historical share price and its evolution in relation to other indices and references.

The Board of Directors also considered that the Offer is being made following a long process of prior, uncompleted offers, which began with the offer announced by Gas Natural SDG, S.A. (“Gas Natural”) on September 5, 2005 and included a subsequent, competing offer by E.ON AG (“E.ON”). Throughout this process, the Board of Directors and Endesa’s management have sought to maximize the value offered to Endesa’s shareholders. In this regard, the Board noted that the Offer Price significantly exceeds both the closing price of the Endesa Ordinary Shares (€18.56 per Endesa Ordinary Share) on September 2, 2005, the last trading day prior to the announcement of Gas Natural’s offer, and the implied value of Gas Natural’s offer (€21.30 per Endesa Ordinary Share) on the day of announcement. The Board of Directors also took into account that the Offer Price exceeds the final, increased offer price announced by E.ON for its offer (€40.00 per Endesa Ordinary Share), which was the highest price offered during the competitive offer process. Finally, the Board of Directors took into account that the consideration offered by the Offerors consists entirely of cash and that the offer is open to all shareholders of Endesa (other than the Offerors).

The members of the Board of Directors who, directly or indirectly, own Endesa Ordinary Shares indicated that they have not yet made a decision as to whether to tender their Endesa Ordinary Shares pursuant to the Offer. Each such member of the Board of Directors has undertaken to announce his decision as to whether to accept the Offer promptly upon making such decision, and in any case prior to the expiration of the Offer in Spain.

Caja Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet adopted a resolution as to whether to tender the Endesa Ordinary Shares owned by it pursuant to the Offer. Caja Madrid has undertaken to announce its decision as to whether to accept the Offer promptly upon making such decision, and in any case prior to the expiration of the Offer in Spain.

With a view to allowing Endesa’s shareholders to vote on the amendments to Endesa’s by-laws required to be adopted as a condition to the Offer, the Board of Directors resolved at the meeting held on August 3, 2007 to convene an extraordinary general meeting of shareholders to be held at first call on September 25, 2007. In addition, the Board of Directors resolved to state its position in favor of these amendments and recommend that holders of Endesa Ordinary Shares and Endesa ADSs participate in the meeting and vote in favor of the amendments.

The members of the Board of Directors who own Endesa Ordinary Shares unanimously expressed their intention to vote at the extraordinary general meeting of shareholders in favor of the amendments to Endesa’s by-laws referred to above. Caja Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet made a decision as to whether to vote in favor of or against, or abstain from voting in relation to, such amendments.

ITEM 5.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Except as set forth below, neither Endesa nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Endesa concerning the Offer.

Endesa has retained BNP Paribas, S.A., Spanish Branch, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, J.P. Morgan plc, Lehman Brothers Europe Limited and Merrill Lynch Capital Markets Espãna, S.A., S.V. as its independent financial advisors in connection with, among other things, Endesa’s analysis and consideration of, and response to, the Offer. Endesa has agreed to pay each of these advisors a reasonable and customary fee for such services. Endesa has also agreed to reimburse each of these advisors for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify them and certain related persons against certain liabilities relating to, or arising out of, the engagement. The Offerors have disclosed that certain of Endesa’s financial advisors have agreed to provide financing in connection with the Offer, for which they may receive fees and other compensation from the Offerors. Additionally, certain of Endesa’s financial advisors have in the past provided, and may in the future provide, financial structuring and lending services to one or more third parties regarding possible alternative transactions, for which they may also receive fees and other compensation from such third parties.

Endesa has retained Brunswick Group LLP and Eurocofin, S.A. as its financial public relations advisors in connection with the Offer. Each of Brunswick Group LLP and Eurocofin, S.A. will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with the engagement. Endesa has agreed to indemnify each of Brunswick Group LLP and Eurocofin, S.A. against certain liabilities relating to, or arising out of, the engagement.

Endesa has retained D.F. King & Co., Inc. and Santander Investment, S.A. as its proxy solicitation and information agents in connection with the Offer. Each of D.F. King & Co., Inc. and Santander Investment, S.A. will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with the engagement. Endesa has agreed to indemnify each of D.F. King & Co., Inc. and Santander Investment, S.A. against certain liabilities relating to, or arising out of, the engagement.

In connection with the extraordinary general meeting of shareholders scheduled for September 25, 2007, Endesa has entered into service contracts, and may enter into additional service contracts, with certain Spanish financial institutions in their capacity as depositary entities under Iberclear, the Spanish clearing system. These contracts provide that, in return for reasonable and customary compensation, these institutions will disseminate notices and proxy forms concerning such meeting to holders of Endesa Ordinary Shares, contact holders of Endesa Ordinary Shares concerning the return of proxy forms and provide Endesa with reports concerning the receipt of completed proxy forms by such institutions.

ITEM 6.                INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to the Endesa Ordinary Shares or Endesa ADSs have been effected during the past 60 days by Endesa or, to the best of Endesa’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Other than as set forth herein, Endesa is not undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer for, or other acquisition of, Endesa’s securities, and there are no plans, proposals or negotiations to which Endesa is party that relate to or would result in a merger, reorganization or liquidation of Endesa or its subsidiaries; any purchase, sale or transfer of a material amount of assets of Endesa or its subsidiaries, or any material change in the present dividend rate or policy or indebtedness or capitalization of Endesa, nor are there any transactions, board resolutions, agreements in principle or signed contracts in respect thereof.

The Board of Directors has adopted a resolution dated August 3, 2007 responding to the Offer and adopting the recommendation set forth in Item 4 above; the same resolution empowered the chief executive officer of Endesa to file this Schedule 14D-9 setting forth the recommendation of the Board of Directors with respect to the Offer. In addition, on June 14, 2007, the Board of Directors was informed by Endesa’s chief executive officer of the request by the Offerors for information from Endesa to allow them to further analyze the Offer. On June 15, 2007, Endesa entered into confidentiality agreements with Acciona and Enel S.p.A., of which Enel Europe is a wholly-owned subsidiary, pursuant to which Endesa has supplied and may continue to supply information to the Offerors and Enel S.p.A. for purposes of allowing them to consider and facilitate the Offer. The Board of Directors received a report from the chief executive officer on July 10, 2007 concerning the execution of these confidentiality agreements.

In addition, Endesa has in the past entered into, and may in the future enter into, confidentiality agreements with third parties other than the Offerors, and has supplied and may continue to supply information to such other third parties prior to entering into negotiations with such third parties regarding any of the transactions described above to the extent permitted by applicable law. Certain of Endesa’s financial advisors in the past provided, and may in the future provide, financial structuring and lending services to parties other than the Offerors in connection with possible alternative transactions, subject to appropriate “Chinese wall” procedures preventing the unauthorized flow of information between personnel of such financial advisors providing advice to Endesa in connection with the Offer and those providing financial structuring and lending services to the Offerors and other third parties.

Endesa has in the past considered, and may in the future consider, the feasibility and desirability of pursuing possible strategic alternatives to the Offer in accordance with applicable law. Endesa continues to believe that its interests and those of its shareholders may be best served by preserving the flexibility to study all alternatives that could offer a stronger long-term financial and strategic rationale. These alternatives could include one or more (if any) of the following: (i) maintaining Endesa as an independent, publicly-owned entity in substantially its present form, (ii) the acquisition of Endesa Ordinary Shares by Endesa or another entity, (iii) the acquisition of one or more other companies or units of other companies by Endesa or by Endesa together with another acquiror, (iv) a merger or other business combination with another company, (v) the sale or divestiture of one or more significant assets, business units or stakes in business units of Endesa, (vi) the issuance of additional shares, rights or warrants, or other equity, non-equity or market-linked securities of Endesa, (vii) the incurrence of debt or other obligations by Endesa, (viii) a distribution of one or more of cash, rights, warrants or other consideration to the shareholders of Endesa, and/or (ix) entering into one or more partnerships, joint ventures or other strategic relationships with other parties. Under Spanish law, a public company that is the subject of an announced tender offer is subject to certain restrictions, including restrictions on its management’s ability to take actions that could impede the tender offer from succeeding, without shareholders’ approval.

There can be no assurance that the consideration of any of the alternatives referred to above will result in any transaction being proposed by any person or recommended by Endesa’s Board of Directors, or that any transaction that may be recommended will be consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing alternatives may also be dependent upon the future actions of the Offerors and other persons with respect to the Offer.

ITEM 8.                ADDITIONAL INFORMATION TO BE FURNISHED.

(a)          Previous Tender Offers

On September 5, 2005, Gas Natural, a Spanish natural gas company, announced its intention to commence an exchange offer for all of the outstanding Endesa Ordinary Shares and Endesa ADSs. Gas Natural commenced its offer on March 6, 2006. On February 1, 2007, Gas Natural announced the withdrawal of its offer. On July 27, 2007, Gas Natural and Endesa reached an agreement to desist from all existing and contemplated litigation and administrative actions concerning the tender offers by Gas Natural and E.ON.

On February 21, 2006, E.ON, through its wholly-owned subsidiary, E.ON Zwölfte Verwaltungs GmbH, a German power company, announced its intention to commence a cash offer for all of the outstanding Endesa Ordinary Shares and Endesa ADSs. E.ON commenced its offer on January 26, 2007. E.ON’s offer lapsed on April 10, 2007, having failed to attract the minimum number of Endesa Ordinary Shares and Endesa ADSs upon which the offer was conditioned.

Following purchases of Endesa Ordinary Shares by the Offerors, E.ON commenced various legal and regulatory actions against the Offerors in Spain and the United States. In a settlement agreement dated April 2, 2007, E.ON, on the one hand, and the Offerors, on the other, agreed to release all claims that they may have had against each other relating to the acquisition of Endesa Ordinary Shares and Endesa ADSs and related matters, as well as to terminate all litigation in connection therewith. Pursuant to the settlement agreement, if the Offerors acquire more than 50% of Endesa’s share capital and voting rights before December 31, 2009, appoint a majority of the members of Endesa’s Board of Directors and obtain the relevant corporate, antitrust and regulatory authorizations, E.ON will purchase 100% of the share capital and voting rights of Endesa Europa, S.L. after the Offerors have had an opportunity to transfer assets of the company related to businesses outside of France, Italy, Poland and Turkey; E.ON will also purchase certain additional assets of Endesa in Spain consisting of drawing rights over 450 MW of nuclear-generated electricity under a 10-year supply agreement, three thermal plants with an aggregate installed capacity of approximately 1,475 MW and a CCGT project of 800 MW located in one of those power plants. Also pursuant to the settlement agreement, if the Offerors acquire control of Endesa and obtain the relevant regulatory authorizations, E.ON will purchase 100% of the share capital and voting rights in Enel Viesgo Generación, S.L., Enel Viesgo Servicios, S.L. and Electra de Viesgo Distribución,

S.L. (together, “Viesgo”), representing the principal portion of Enel S.p.A.’s existing electricity business in Spain.

(b)          Approval of the Spanish National Securities Market Commission, National Energy Commission,  Council of Ministers and European Commission

Under Spanish law, the Offer and the Spanish Offer are subject to the approval of the CNMV and the Comisión Nacional de Energía (the Spanish National Energy Commission or “CNE”). In addition, without approval from the Consejo de Ministros (the Spanish Council of Ministers), Enel Europe would not be permitted to vote Endesa Ordinary Shares representing more than 3% of Endesa’s share capital.

On July 25, 2007, the CNMV approved the Offerors’ request for Enel Europe to acquire up to 74.99% and for Acciona to acquire up to 25.01% of the Endesa Ordinary Shares and Endesa ADSs tendered in the Offer and/or the Spanish Offer, as well as the tender offer document to be used in connection with the Spanish Offer.

On July 4, 2007, the CNE authorized the Offer, subject to the following conditions:

•       Acciona and Enel S.p.A. will be required to maintain Endesa as an independent company with full operative responsibility in the fulfillment of its business plan and the parent company of its group, maintaining its trademark, as well as its corporate headquarters, board of directors and effective management and decisionmaking center in Spain;

•       Acciona and Enel S.p.A. will be required to submit a detailed report to the Spanish National Energy Commission every six months describing and, if applicable, justifying possible financial transactions or policies that involve significant changes in the net worth of Endesa, as well as transactions between Endesa and companies controlled or partly owned (with a direct or indirect stake equal to or greater than 20%) by Acciona or Enel S.p.A., such as transfers of funds, assets, rights and/or contracts that could have a negative effect on the independent management of Endesa or its operating or financial solvency. Acciona and Enel S.p.A. must keep Endesa duly capitalized. Endesa must have a debt service ratio, expressed as net financial debt/EBITDA, of less than 5.25 for at least five years after the completion of the Offers. Acciona and Enel S.p.A. must report the evolution of that ratio to the Spanish National Energy Commission quarterly.

•       Acciona and Enel S.p.A. will be required to assume and make, through the control that they exercise over Endesa, all the investments in regulated gas and electricity activities, both transportation and distribution, as well as the investments in strategic assets to which Endesa has committed for both sectors (as defined in Function Fourteen of Additional Provision Eleven, three, 1 of Law 34/1998), included in: (i) the latest investment plans announced by Endesa for the 2007-2011 period, (ii) the document Planning for the gas and electricity sectors. Development of transportation networks, 2002-2012, approved by the Spanish Council of Ministers and submitted to the Spanish Parliament, and (iii) the Standard Report on demand for electricity and natural gas and its coverage of the Spanish National Energy Commission. Moreover, until the year 2013, members of the Endesa group of companies engaged in regulated activities in Spain may only distribute dividends if the cash flows generated by them are sufficient to meet their financial and investment commitments.

•       Acciona, Enel S.p.A. and Endesa will be required comply with the obligations and regulations regarding nuclear matters and all applicable law and agreements as to the management of all nuclear facilities owned by Endesa with regard to safety and the supply of uranium.

•       For a period of five years after the completion of the Offers, Acciona and Enel S.p.A. will be required to ensure that the annual aggregate consumption of each plant owned by Endesa which currently uses domestic coal is no less than the aggregate annual quantities established for these facilities’ consumption in the 2006-2012 National Coal Mining Plan.

•       For a period of five years after the completion of the Offers, Acciona and Enel S.p.A. will be required to keep the current management companies for the transportation, distribution and generation assets of the Spanish settlements in Northern Africa and island territories electrical systems within the Endesa group of companies.

•       Endesa will be subject to certain restrictions in respect of its fuel supply contracts to ensure security of supply to the Spanish market.

•       Enel S.p.A. will be required to report its corporate strategy in respect of aspects that affect Spanish general interest or public safety to the Spanish National Energy Commission.

•       Enel S.p.A. will be required report to the Spanish National Energy Commission within ten days from any meeting of the shareholders or board of directors of Endesa the agenda discussed, the resolutions adopted and the vote of the representatives of Enel S.p.A. at such meetings. Based on the information received and following consultation with Enel S.p.A. and Endesa, the Spanish National Energy Commission may within one month from such meeting revoke any resolution of the meeting of the shareholders or the board of directors of Endesa the approval of which required the affirmative vote of the Enel S.p.A. representatives, if it believes that such resolution may have a negative impact on Spanish general interest or public safety.

The European Commission has indicated its intent to review these conditions for compliance with EU regulations.

On April 27, 2007, Enel Europe obtained authorization from the Spanish Council of Ministers to vote up to 24.99% of Endesa’s share capital, subject to certain notification conditions in the case of removal of the 10% voting limit in Endesa’s articles of association or the entry of Enel Europe into the Board of Directors of Endesa. On July 27, 2007, the Spanish Council of Ministers further authorized Enel Europe to vote any and all Endesa Ordinary Shares acquired by it pursuant to the Offer, subject to certain conditions. First, Enel Europe must file with the Spanish General Secretary of Energy annual reports detailing its corporate strategy with respect to matters that may affect the Spanish general interest or public safety. Second, after each meeting of Endesa’s Board of Directors and each general shareholders’ meeting, Enel Europe must notify the Spanish General Secretary of Energy of the purpose and motivation of the votes of its representatives concerning matters that may affect the Spanish general interest or public safety. Finally, through the control that it exercises over Endesa, Enel Europe must  generally supply natural gas to the Spanish market in the amounts currently scheduled in Endesa’s business plans for the years 2007 to 2011, without diverting such supplies to other markets if they are necessary to satisfy demand in Spain.

Under the EU Merger Regulation, the Offer is subject to the approval of the European Commission. On July 5, 2007, the European Commission issued its decision not to oppose the Offer or the Spanish Offer and did not impose any conditions upon the either offer’s completion. This approval specifically excluded the Offerors’ acquisition of control over the assets to be transferred to E.ON pursuant to the settlement agreement between the Offerors and E.ON described in Item 8(a), as the Commission concluded that the Offerors would not gain lasting control over those assets. In addition, the Offerors have publicly disclosed that they represented to the Commission their intention, after gaining effective control of Endesa, to place the shares of Viesgo and the assets of Endesa Europa, S.L. in Italy under fiduciary management until those assets are transferred to E.ON.

The Tender Offer Statement states that, on July 16, 2007, the Offerors filed a request for authorization with the Regional Government of the Balearic Islands in respect of the indirect transfer of regulated assets in the Balearic Islands as a result of the completion of the Offer. Should the authorization be denied following the completion of the Offer, the Offerors would be required to sell or cease to operate such regulated assets in the Balearic Islands. The Tender Offer Statement states that the Offerors believe that no circumstances exist that would prevent the acquisition of Endesa from being authorized by the Regional Government of the Balearic Islands.

(c)           Mandatory Tender Offers in Jurisdictions Other than Spain

Endesa owns substantial interests in publicly traded companies in various countries. If the Offerors acquire control of Endesa pursuant to the Offer, they may be required under the laws of the relevant jurisdictions to make mandatory tender offers for all of the outstanding share capital of these publicly traded companies.

The Offerors have disclosed that their acquisition of control over Endesa would trigger a requirement to launch tender offers in Peru for Generandes Perú, S.A., Edegel, S.A.A., Edelnor, S.A.A. and Empresa Eléctrica de Piura, S.A, or to request an exception to such requirement. Based on the closing price of these companies’ ordinary shares in their respective primary trading markets on August 1, 2007, the Offerors would be required to pay approximately $380 million (converted at prevailing exchange rates) to acquire all of the outstanding  ordinary share capital of these companies not currently owned by Endesa.

The Offerors have declared that they will not be required to launch tender offers for Endesa subsidiaries in Brazil and Chile.

With respect to the Offerors’ conclusion that they will not be required to launch tender offers for Endesa’s Brazilian subsidiaries, the Offerors have stated that such tender offers will not be required because they would not acquire control of Endesa from an identifiable shareholder or group of shareholders that currently controls Endesa. Endesa has, however, been advised by Brazilian counsel that there is uncertainty regarding the question of whether, if the Offerors acquire control of Endesa pursuant to the Offer, they will be required under the laws of Brazil to make mandatory tender offers for all of the outstanding ordinary share capital of Ampla Energía, S.A., Ampla Investimentos, S.A. and Compañía Energética do Cerará (COELCE). If the Offerors are required to make such tender offers, the cost to them of carrying out the offers will depend on the price at which they are required to purchase the shares of the relevant companies and the level of acceptance of the tender offers. Based on the closing price of these companies’ ordinary shares in their respective primary trading markets on August 1, 2007, the Offerors would be required to pay approximately $660 million (converted at prevailing exchange rates) to acquire all of the outstanding  ordinary share capital of these companies not currently owned by Endesa.

(d)          Competition Laws and Regulatory Schemes of Other Jurisdictions

Endesa, the Offerors and their respective affiliates have assets and conduct business in numerous jurisdictions throughout the world other than Spain and the European Union. Many of those jurisdictions have antitrust or competition laws or other regulatory schemes that could require that notifications be filed and clearances obtained prior to completion of the Offer. Additional filings and communications may be necessary with various governmental entities in various jurisdictions. It is also possible that any of the other governmental entities with which filings are made may seek, as conditions for granting approval of the Offer, various regulatory concessions. The Offer is not conditioned on the receipt of any such antitrust or regulatory approvals.

As a consequence, the Offerors could be required under Spanish law to consummate the Offer if the other conditions thereto are fulfilled, even if they have not received a required antitrust or regulatory approval from another jurisdiction or if an antitrust or regulatory approval is subject to conditions with which the Offerors are not able to comply. Consummation of the Offer under such circumstances could contravene the laws of those other jurisdictions, which could have a material adverse impact on the Offerors or Endesa.

The Offerors have stated that their acquisition of Endesa would be subject to authorization by competition authorities in Argentina, Brazil and Turkey. The Offerors have also stated that their acquisition of control over certain Endesa subsidiaries and investments outside of Spain will require authorizations from the energy regulation commissions in Brazil, Colombia and Turkey and notifications to the energy regulatory commissions in Argentina and Poland. In addition, Endesa subsidiaries listed in Brazil must file with the Brazilian securities market regulatory notifications concerning the Offer and the Spanish Offer, while Endesa subsidiaries in Argentina would under certain conditions be required to make similar notifications to the Argentine securities market regulator.

In addition to the above-described procedural aspects, the Offerors could be required to make concessions regarding the divestiture of assets in order to obtain regulatory approvals. If the Offerors do not obtain the necessary regulatory approvals, they could be prevented from exercising control over certain Endesa subsidiaries or they could be required to sell the assets of certain Endesa subsidiaries. Any of these scenarios could have a material adverse impact on the Offerors or Endesa.

(e)           Agreements with Change-in-Control Provisions

Endesa and its affiliates have entered into certain bank loans and issued certain securities the maturity of which may be accelerated if the Offerors acquire control of Endesa pursuant to the Offer (unless appropriate waivers or consents are obtained). As of June 30, 2007, approximately $508 million in debt obligations would be subject to acceleration upon a change in control of Endesa (unless appropriate waivers or consents are obtained). In addition, a further $270 million in debt obligations and €527 million of notional amount in derivatives may be subject to acceleration if certain conditions materialize following a change of control of Endesa, such as a ratings downgrade. Endesa and its affiliates may seek to obtain waivers or consents to avoid the acceleration of this indebtedness, but there can be no assurance that these waivers or consents will be obtained.

Moreover, in the absence of waivers or consents, approximately €882 million in loans made by the European Investment Bank to Endesa would accelerate as a result of the divestiture of assets of Endesa that the Offerors have agreed with E.ON, described in Item 8(a), and the divestitures required to comply with regulatory conditions imposed on the Offer, in each case as publicly disclosed by the Offerors.

(f)             Management of Endesa Following the Offer

The following summary of certain material aspects of the agreements and arrangements between the Offerors with respect to the future management of Endesa is based on public disclosures by the Offerors and Enel S.p.A. Investors are encouraged to read those public disclosures, including, without limitation, the Tender Offer Statement and the cooperation agreement among the Offerors and Enel S.p.A., dated March 26, 2007, as filed by Acciona with the SEC on Schedule 13D/A on March 28, 2007 (the “Cooperation Agreement”). Endesa is not a party to the Cooperation Agreement or any other agreement or arrangement among the Offerors and Enel S.p.A with respect to the future management of Endesa, and assumes no responsibility for the accuracy or completeness of the public disclosures by the Offerors and Enel S.p.A. concerning such agreements and arrangements.

The Offerors have stated their intention, following settlement of the Offer and the Spanish Offer, to create a holding company to which Acciona and its affiliates will contribute 53,043,481 Endesa Ordinary Shares, or approximately 5.010% of Endesa’s share capital, and Enel Europe and its affiliates will contribute 53,043,474 Endesa Ordinary Shares, or approximately 5.009% of Endesa’s share capital. The Offerors have disclosed their agreement that, before the end of the first half of 2010, Acciona, Enel Europe and their affiliates will contribute additional Endesa Ordinary Shares to the holding company, such that Acciona’s combined contribution will total 264,793,905 Endesa Ordinary Shares, or approximately 25.0100% of Endesa’s share capital, and Enel Europe’s combined contribution will total 264,793,898 Endesa Ordinary Shares, or approximately 25.0099% of Endesa’s share capital; the holding company would thus hold an aggregate of 529,587,803 Endesa Ordinary Shares, or approximately 50.02% of Endesa’s share capital. The Offerors have disclosed their agreement to a €1 billion penalty for failure to effect these contributions.

Pursuant to the Cooperation Agreement, Acciona will own more than 50% of the holding company and will appoint one-half of its directors, including the president, who will enjoy a tie-breaking vote. Enel S.p.A. will appoint the other half of the holding company’s directors and will, with the approval of Acciona, appoint the secretary of the Board of Directors. The Offerors have indicated that certain matters before the shareholders or Board of Directors of the holding company will require approval of two-thirds of the company’s shares or directors, respectively. Such matters include determination of the holding company’s position upon certain matters to be voted upon at meetings of Endesa’s shareholders or Board of Directors. The Offerors have disclosed their agreement that, for so long as the Offerors jointly hold more than 50% of Endesa’s share capital and appoint a majority of the members of the Board of Directors of Endesa, the Offerors will vote any additional Endesa Ordinary Shares that they may hold at Endesa’s shareholders’ meetings in accordance with the votes cast by the holding company. The Offerors have agreed to refrain from transferring their respective shares in the holding company except to wholly-owned subsidiaries.

The Offerors have disclosed their agreement that Acciona and Enel S.p.A. will each appoint one-half of Endesa’s directors, without invoking between themselves the proportional representation system provided for under Spanish law. Acciona will nominate the chairman of Endesa’s Board of Directors, who in turn will nominate Endesa’s general secretary, while Enel S.p.A. will nominate Endesa’s chief executive officer. In addition, Enel S.p.A. will nominate, with the approval of Acciona, the secretary of Endesa’s Board of Directors. The Offerors have also agreed to follow certain procedures concerning the resolution of disagreements between them concerning the management of Endesa, including the division of Endesa’s assets between the Offerors in the event of certain management deadlocks or, under certain conditions, at the request of one of the Offerors.

The Offerors have further indicated their current intentions with respect to specific matters concerning the business and investments of Endesa. Such intentions include the adherence to Endesa’s strategic and investment plans for 2007 to 2009, subject to certain adjustments associated with the integration of Endesa and Acciona’s renewable energy assets, as described below, and with the sale of certain Endesa assets to E.ON pursuant to the settlement agreement between the Offerors and E.ON described in Item 8(a). The Offerors have also stated that they intend to maintain Endesa’s management and decisionmaking center in Spain and that, apart from the above-described asset divisions, they have no current plans to reorganize Endesa or its subsidiaries. In addition, the Offerors have indicated that they expect to implement changes with respect to Endesa’s dividends policy, due to expected reduced cash flows following sale of certain of Endesa’s assets to E.ON as described in Item 8(a).

The Offerors have indicated their intention, following the acquisition of control over Endesa, to transfer all renewable energy assets of Acciona and Endesa to a third company in which Acciona will own at least 51% and Endesa will own no more than 49% of the share capital.

The Offerors have similarly indicated that they may in the future apply to delist Endesa Ordinary Shares or Endesa ADSs from the stock exchanges on which they are currently listed, if they fail to meet those exchanges’ requirements, or seek to terminate Endesa’s deposit agreement with the depositary for the Endesa ADSs. If Endesa ADSs were delisted in the United States, the Offerors would also request deregistration of the Endesa Ordinary Shares and Endesa ADSs under the U.S. Securities Exchange Act of 1934. Following such deregistration, Endesa would no longer be required to comply with the Exchange Act’s periodic reporting requirements and other rules, but the Endesa Ordinary Shares and Endesa ADSs could be classified as “restricted securities” that in general may not be offered for sale to the public. In addition, following deregistration Endesa Ordinary Shares and Endesa ADSs may no longer constitute “margin securities” under regulations of the Board of Governors of the U.S. Federal Reserve System, which would render them ineligible to be posted as collateral for loans extended by securities brokers. Any of these developments could adversely affect the liquidity and market value of any Endesa Ordinary Shares or Endesa ADSs held by the public.

The Offerors have likewise declared their intention to pursue certain additional amendments to Endesa’s articles of association and to the by-laws and other governing documents of its Board of Directors in order to implement certain aspects of the agreements between the Offerors with respect to the management of Endesa.

The Tender Offer Statement states that, while there are no agreements or undertakings between the Offerors and the current members of the Board of Directors of Endesa in respect of their continuation as members of the board of directors of Endesa, the Offerors acknowledge the services rendered by the current members of the Board of Directors of Endesa to guarantee the interest of the shareholders and other stakeholders of Endesa. The Tender Offer Statement further states that the Offerors currently do not plan any material changes in connection with the employment policies of Endesa as a result of the Offer, that the Offerors plan to rely on the experience, technological capacity and efficiency of Endesa’s personnel proven throughout the years, that the Offerors do not plan to make material changes in the current employment levels, that the Offerors intend to maintain the current employment benefits of Endesa’s personnel and executives, including pension plans, and that, while the Offerors do not have any agreement or understanding with the current senior management of Endesa, the Offerors acknowledge the importance of retaining and motivating a significant portion of Endesa’s key executives and, to that end, the Offerors intend to analyze offering long term retention and incentive programs to Endesa’s key executives.

(g)           Put Option Granted to Acciona by Enel S.p.A.

The Offerors have disclosed that, under the agreement among the Offerors and Enel S.p.A. described in Item 8(f) above, Enel has granted Acciona the right to sell to Enel or its designee all, but not less than all, of the common shares of the holding company referred to above and the Endesa Ordinary Shares owned by Acciona and its affiliates at any time between the third and the tenth anniversary of the execution of such agreement. The Offerors have disclosed that the exercise price of this put option depends on whether or not the Offerors hold more than 50% of the share capital of Endesa and appoint a majority of the members of the Board of Directors of Endesa. Assuming the Offerors hold more than 50% of the share capital of Endesa and appoint a majority of the members of the Board of Directors of Endesa, the Offerors have stated that the exercise price of this put option will be the higher of: (a) the offer price offered in the Offers (adjusted by prevailing interest rates, distributions and stock split type transactions as provided by such agreement), and (b) the fair market value of the ordinary shares determined in accordance with such agreement. If the Offerors hold 50% or less of the share capital of Endesa or do not a majority of the members of the Board of Directors of Endesa, the exercise price of this put option will be €40 per ordinary share (adjusted by prevailing interest rates, distributions and stock split type transactions as provided by such agreement).

The Offerors have also disclosed that, if required by existing law at the time the put option is exercised, Enel would be required to make a mandatory tender offer to all remaining shareholders of Endesa, and that the consideration for such offer would be as required by then-existing law and would take into account the price at which the put option is exercised. The Offerors also state that they believe that the put option granted to Acciona does not constitute discriminatory treatment against other shareholders of Endesa because they believe such put option is justified in light of the bundle of rights and obligations assumed by the parties to such agreement and the complex relations established between the Offerors under such agreement.

ITEM 9.                EXHIBITS.

Exhibit No.
(a)(2)(i)

Relevant Fact, filed with the CNMV on March 26, 2007, containing the report of Endesa’s board of directors with respect to the tender offer by E.ON (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on March 26, 2007)

(a)(2)(ii)	Report of Endesa’s board of directors regarding the tender offer by E.ON, dated March 30, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on March 30, 2007)
(a)(2)(iii)

Amendment to Solicitation/Recommendation Statement of Endesa regarding the tender offer by E.ON, dated March 30, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on March 30, 2007)

(a)(2)(iv)

Relevant Fact, filed with the CNMV on April 11, 2007, acknowledging the withdrawal of the tender offer by E.ON and the announcement by Enel S.p.A. and Acciona of their intent to make a joint tender offer for Endesa (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on April 11, 2007)

(a)(2)(v)	Report regarding Endesa’s 2007 first quarter results, dated May 4, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on May 4, 2007)
(a)(2)(vi)	Presentation regarding Endesa’s 2007 first quarter results, dated May 4, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on May 4, 2007)
(a)(2)(vii)

Relevant Fact, filed with the CNMV on May 16, 2007, announcing the call of the general shareholders’ meeting on June 20, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on May 16, 2007)

(a)(2)(viii)	Resolutions proposed by Endesa’s board of directors to the general shareholders’ meeting, dated May 14, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on May 17, 2007)
(a)(2)(ix)	Resolutions proposed by Endesa’s board of directors to the general shareholders’ meeting, dated June 20, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 14, 2007)
(a)(2)(x)	Endesa’s 2006 Sustainability Report (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 14, 2007)
(a)(2)(xi)	Presentation to Endesa’s general shareholders’ meeting, dated June 20, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 20, 2007)
(a)(2)(xii)	Announcement of payment by Endesa of a final dividend for 2006, dated June 21, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 21, 2007)
(a)(2)(xiii)	Resolutions approved by Endesa’s board of directors at the general shareholders’ meeting, dated June 20, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 21, 2007)
(a)(2)(xiv)

Notification filed with the CNMV on June 22, 2007 regarding new board member appointments approved at Endesa’s June 20, 2007 general shareholders’ meeting (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 22, 2007)

(a)(2)(xv)	Presentation regarding Endesa’s global outlook, dated June 25, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 25, 2007)

(a)(2)(xvi)	Presentation regarding Endesa’s strategy in deregulated markets, dated June 25, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 25, 2007)
(a)(2)(xvii)	Presentation regarding Endesa’s business in Spain and Portugal, dated June 25, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 25, 2007)
(a)(2)(xviii)	Presentation regarding Endesa’s business in Latin America, dated June 25, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 26, 2007)
(a)(2)(ix)	Presentation regarding Endesa’s Renewable Energies Division, dated June 25, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 26, 2007)
(a)(2)(xx)	Presentation regarding Endesa’s growth and profitability, dated June 25, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 26, 2007)
(a)(2)(xxi)	Presentation regarding Endesa Europe, dated June 25, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on June 26, 2007)
(a)(2)(xxii)	Endesa’s 2006 Annual Report Legal Documentation (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on July 5, 2007)
(a)(2)(xxiii)	Endesa’s 2006 Corporate Governance Report (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on July 12, 2007)
(a)(2)(xxiv)	Report regarding Endesa’s 2007 first half results, dated July 25, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on July 25, 2007)
(a)(2)(xxv)	Presentation regarding Endesa’s 2007 first half results, dated July 25, 2007 (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on July 25, 2007)
(a)(2)(xxvi)	Endesa’s 2006 Annual Report Operations Review (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on July 26, 2007)
(a)(2)(xxvii)

Relevant Fact, filed with the CNMV on July 27, 2007, related to Endesa’s agreement with Gas Natural SDG, S.A. to end all legal and administrative proceedings pending between them in relation to the tender offers for Endesa’s shares by Gas Natural SDG, S.A. and E.ON (incorporated by reference to Endesa’s Schedule 14D-9 filed with the SEC on July 27, 2007)

(e)(1)

Confidentiality agreement dated June 15, 2007 between Acciona and Endesa (incorporated by reference to Exhibit 10.19 to Amendment No. 23 to the Schedule 13D filed with the SEC by Acciona and Finanzas Dos, S.A. on July 2, 2007)

(e)(2)

Confidentiality agreement dated June 15, 2007 between Enel S.p.A. and Endesa (incorporated by reference to Exhibit 99.44 to Amendment No. 16 to the Schedule 13D filed with the SEC by Enel S.p.A. and Enel Europe on July 2, 2007)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2007	ENDESA, S.A.

	By:	/s/ RAFAEL MIRANDA ROBREDO
Name: Rafael Miranda Robredo Title: Chief Executive Officer

Annex A

BNP PARIBAS Sucursal en España
Ribera del Loira, 28
28042  MADRID

Madrid, August 3rd , 2007

The Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042  Madrid
Spain

Members of the Board,

You have requested the expert opinion of BNP Paribas, acting as your financial adviser pursuant to the mandate agreement executed between our two companies  (hereafter the “Mandate”), as to the adequacy, from a financial point of view (such financial opinion being hereafter referred to as the adviser financial opinion), of the Offer Consideration (as defined below) proposed to be paid to the holders of the ordinary shares (the “Endesa Shares”), of Endesa, S.A. (“Endesa” or the “Company”) and to the holders of the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Endesa  Share (the “Endesa ADSs” and collectively with the Endesa Shares, the “Endesa Securities”) pursuant to the terms and subject to the conditions of the public takeover bid jointly (mancomunadamente) made by Acciona S.A. (“Acciona”) and Enel Energy Europe S.r.L. (“Enel”, and together with Acciona, “the Offerors”) for all of the outstanding Endesa Securities as set forth in the Folleto filed by the Offerors with the Spanish Comisión Nacional del Mercado de Valores (“CNMV”) on March 26, 2007 (the “Offer”). The consideration proposed to be paid to the holders of Endesa Securities pursuant to the Offer consists of €40.16 per Endesa Security in cash (the “Offer Consideration”)..

1) Information and valuation methodology

In arriving at our opinion, BNP Paribas has

(i)            reviewed certain publicly available business and financial information relating to the Company and certain publicly traded companies operating in similar businesses

(ii)        reviewed the audited financials statements of the Company for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006

(iii)    reviewed certain information furnished by the Company including estimated consolidated balance sheet as of June 2007, and presentations disclosed by the Company on January 24, 2007, on February 22, 2007, and on May 4th, 2007.

(iv)      held various meetings with the management to discuss the information received

(v)          reviewed and compared the historical and current stock prices and valuation multiples for the Company and publicly traded companies operating in similar businesses

(vi)      performed such other analyses, made use of such other valuation methods and considered such other financial, market and economic factors as BNP Paribas deemed appropriate

(vii)  analysed the filing with the CNMV made by Acciona on March 26, 2007 in relation to an agreement with Enel to implement a joint management project for Endesa under the leadership of Acciona (the “Filing”), such management project leading to an undertaking to launch a tender offer on 100% of the share capital of Endesa.

BNP Paribas has based its own valuation work, carried out in order to draw up its adviser financial opinion, only on the documents, data and information referred to in the previous paragraph as well as on publicly available information. In the framework of its valuation work, BNP Paribas has not checked the authenticity, thoroughness, exhaustivity and/or accuracy of all the information to which BNP Paribas has had access, as it did not enter into its assignment pursuant to the Mandate, and has assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or discussed with us by Endesa and that no relevant information in relation to the Company has been omitted or remains undisclosed to BNP Paribas. BNP Paribas’ assignment did not include assessing the Information, nor assessing the assets and liabilities of Endesa and the companies it owns and/or controls (together with Endesa: “the Endesa Group”), nor submitting these above mentioned  documents, data and information, assets and liabilities to an independent appraisal (and this, in any of the following areas: legal, environmental, fiscal, social, etc.). Neither has BNP Paribas checked the tax position of the several entities composing the Endesa Group. BNP Paribas has considered that the financial projections and all the forecast data and assumptions that were provided to it (i) reflected the best estimations and judgements of those who drafted these financial projections, forecast data and assumptions, including their managements, (ii) were faithfully established on the basis of realistic assumptions, founded on information that had the  aforementioned characteristics. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa nor have we made any physical inspection of the properties or assets of Endesa. Our adviser financial opinion does not address the relative merits of the Offer as compared to any alternative business strategies that might exist for Endesa or the effect of any other transaction in which Endesa might engage. Our adviser financial opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

2) Disclosures

BNP Paribas has provided in the past, currently provides and intends to provide commercial services to Endesa in the fields of investment and financing banking, for which BNP Paribas has received, is about to receive and expects to receive financial revenues, habitual fees and commissions. Additionally, as a financial services provider, BNP Paribas is currently acting as financial advisor to Endesa in connection with its consideration of the Offer. Pursuant to its Mandate, BNP Paribas expects to receive fees, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse BNP Paribas’s expenses and indemnify BNP Paribas against certain liabilities arising out of its Mandate.

BNP Paribas and/or any of its subsidiaries/affiliates have provided in the past, currently provide and may be required in the future, for their own account or on behalf of their clients, to provide   services to Endesa, Acciona and/or Enel and/or to any of their affiliates, unrelated to the Offer, for which services BNP Paribas and/or any of its subsidiaries and/or affiliates have received and expect to receive compensation. In the ordinary course of their business services BNP Paribas and/or any of its subsidiaries and/or affiliates may actively trade or hold the securities of Endesa, Acciona and/or Enel for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, BNP Paribas and/or any of its subsidiaries and/or affiliates (including BNP Paribas and its affiliates) may maintain a relationship with Endesa, Acciona and/or Enel and their respective affiliates. In addition, BNP Paribas and/or any of its subsidiaries and/or affiliates has provided and may continue to provide financing services to Acciona and/or Enel in connection with the Offer  for which it has received and will receive compensation. Also, subject to appropriate procedures, BNP Paribas and/or any of its subsidiaries and/or affiliates may provide similar services to one or more third parties regarding possible alternative transactions with Endesa and may receive additional compensation from such third parties

3) Adviser financial opinion

Our advisory services and the adviser financial opinion expressed herein are provided for the information of the Board of Directors of Endesa in its evaluation of the Offer, and our adviser financial opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should accept or reject the Offer or as to how such stockholder should vote or act on any matters relating to the Offer. This adviser financial opinion is only intended to assist the Board of Directors of Endesa in its own assessment of the Offer.

This  adviser financial opinion reflects the judgement of BNP Paribas as of the date of this document and is based exclusively on the information mentioned in the paragraph Information and valuation methodology here above, the features/characteristics of the Offer, the economic and market conditions as of the issue date of this adviser financial opinion. Any significant change, either in the operational information or in the Offer features as described or referred to in the paragraph Information and valuation methodology, as well as any event which could lead to a revision of our working assumptions, methods, etc., set out above, would invalidate this adviser financial opinion. Should BNP Paribas be required to revise its adviser financial opinion, it would have to issue a new and distinct adviser financial opinion.

Our adviser financial opinion may not be published or otherwise used or referred to, nor should any public reference to BNP Paribas be made, without our prior written consent; provided, however, that a full, complete and exact duplication of this letter may be included in any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and in any Article 20 Recommendation Statement required to be filed with the CNMV; and, provided further, that references to this adviser financial opinion may also be included in any document sent to Endesa’s shareholders in connection with the Offer, provided that, if any such reference is not a full, complete and exact duplication of this opinion, then our prior approval of any such reference shall be required, such approval not to be unreasonably denied or withheld.

4.) Conclusion

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above (including the valuation methodology used as described in our valuation report and other factors we deemed relevant), and the valuation results we reached, as such results were indicated to the Board of Directors of Endesa, we are of the opinion that, as of the date hereof, the Offer Consideration is fair (adecuado), from a financial point of view, to the holders of Endesa Securities.

Very truly yours,

BNP PARIBAS Sucursal en España

Ramiro Mato García-Ansorena	Eduardo Aguilar Fernández-Hontoria
General Manager	Senior Banker

Annex B

3 August 2007

The Board of Directors
Endesa, S.A.
C/ Ribera del Loira, 60
28042 Madrid
Spain

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Offer Consideration (as defined below) proposed to be paid to the holders (other than the Offerors and their respective affiliates) of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa, S.A. (“Endesa” or the “Company”) and to the holders of the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Endesa Ordinary Share (the “Endesa ADSs” and collectively with the Endesa Ordinary Shares, the “Endesa Securities”) pursuant to the terms and subject to the conditions of the public takeover bid made by Acciona, S.A. (hereinafter “Acciona”) and Enel Energy Europe S.r.l - a wholly owned subsidiary of Enel S.p.A. (“Enel”) - (hereinafter “Enel Energy Europe” and, together with Acciona, the “Offerors”) for all of the outstanding Endesa Securities as set forth in the Folleto filed by the Offerors with the Spanish Comisión Nacional del Mercado de Valores (“CNMV”) on July 25, 2007 (the “Offer”). The consideration proposed to be paid to the holders of Endesa Securities pursuant to the Offer consists of €40.16 per Endesa Security in cash (the “Offer Consideration”).

In arriving at our opinion, we reviewed the terms and conditions of the Offer and held discussions with certain senior officers, directors and other representatives and advisors of Endesa concerning the business, operations and prospects of Endesa. We examined certain publicly available business and financial information relating to Endesa as well as certain financial forecasts and other information and data relating to Endesa that were provided to or discussed with us by the management of Endesa. We reviewed the financial terms of the Offer in relation to, among other things: current and historical market prices and trading volumes of Endesa Securities; the historical and projected earnings and other operating data of Endesa; and the capitalization and financial condition of Endesa. We considered, to the extent publicly available, the financial terms of certain other transactions that we considered relevant in evaluating the Offer and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Endesa. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or discussed with us by Endesa and that no relevant information in relation to the Company has been omitted or remains undisclosed to us. With respect to financial forecasts and other information and data relating to Endesa provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Endesa that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa nor have we made any physical inspection of the properties or assets of Endesa. Our opinion does not address the relative merits of the Offer as compared to any alternative business strategies that might exist for Endesa or the effect of any other transaction in which Endesa might engage. Our opinion is

B-1

necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

Citigroup Global Markets Limited has acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. We have received fees and expect to receive additional fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates in the past have provided, and currently provide, services to Endesa, Enel and Acciona unrelated to the Offer, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Endesa, Enel and Acciona for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Endesa, Enel and Acciona and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Endesa in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should accept or reject the Offer or as to how such stockholder should vote or act on any matters relating to the Offer.

Our opinion may not be published or otherwise used or referred to, nor should any public reference to Citigroup Global Markets Limited be made, without our prior written consent; provided, however, that a full, complete and exact duplication of this letter may be included in any Solicitation/ Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and in any Article 20 Recommendation Statement required to be filed with the CNMV; and, provided further, that references to this opinion may also be included in any document sent to Endesa’s shareholders in connection with the Offer, provided that, if any such reference is not a full, complete and exact duplication of this opinion, then our prior approval of any such reference shall be required, such approval not to be unreasonably denied or withheld.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Offer Consideration is fair, from a financial point of view, to the holders of Endesa Securities (other than the Offerors and their respective affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS LIMITED

Signed by: Manuel Falcó Girod

B-2

Annex C

Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid
Spain

August 3, 2007

Dear Sirs:

Opinion of Deutsche Bank AG London as Financial Advisor to Endesa, S.A.

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value of €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), including holders of American Depositary Shares, each representing one Endesa Ordinary Share (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the offer made by Acciona, S.A. (“Acciona”) and Enel Energy Europe S.r.L., a wholly owned subsidiary of Enel SpA. (“Enel”), together the “Offerors”, to purchase all of the outstanding Endesa Shares as described in the Folleto (the “Folleto”) filed by the Offerors with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) on July 17, 2007 (the “Offer”), is fair, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer consists of €40.16 in cash for each outstanding Endesa Share (the “Consideration”).

In connection with Deutsche Bank’s role as financial advisor to Endesa, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information concerning Endesa, certain internal analyses and other information relating to Endesa furnished to it by Endesa and the financial aspects of certain selected merger and acquisition transactions that Deutsche Bank has considered comparable to the Offer. Deutsche Bank has also held discussions with members of the senior management of Endesa regarding the business and prospects of Endesa. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Endesa Shares, (ii) compared certain financial and stock market information for Endesa with similar information for selected companies in similar sectors whose securities are publicly traded, (iii) reviewed the financial terms of the Offer, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Endesa, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent valuation or appraisal of any of the assets or liabilities of Endesa. With respect to the financial forecasts and projections made available to Deutsche Bank by Endesa and used in its analyses, Deutsche Bank has assumed that such financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of the date of the opinion. Our opinion does not address the effect of any other transaction in which Endesa might engage.

C-1

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Endesa and is not a recommendation to any shareholder of Endesa to accept or reject the Offer. This opinion is limited to the fairness, from a financial point of view, to the holders of the Endesa shares of the Consideration.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to indemnify us against certain liabilities arising out of our engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group has provided or may continue to provide, from time to time, investment banking, commercial banking (including extension of credit) and other financial services to Endesa, Acciona and Enel or their respective affiliates for which it has received or may receive compensation. Subject to appropriate procedures, Deutsche Bank is acting as financier and lender to Enel in relation to the Offer for which Deutsche Bank expects to receive financing fees and we may provide financing and lending services to an additional one or more third parties in the event of an alternative transaction to the Offer, for which we may also receive fees and other compensation from such third parties.

In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Endesa, Acciona or Enel for their own accounts and for the accounts of their customers. Accordingly, members of the DB Group may at any time hold a long or short position in such securities, instruments and obligations. For the purpose of its opinion, Deutsche Bank has considered only information that has been provided to it in its capacity of financial advisor to Endesa.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods, commonly used for these types of analyses. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Endesa Board of Directors as to the fairness, from a financial point of view, to Endesa’s shareholders of the Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the holders of the Endesa Shares.

This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank, except that references to, and a complete copy of this letter may be included in any communication to shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and on the Article 20 Recommendation Statement required to be filed with the CNMV, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company and such document does not also include a complete copy of this opinion, any and all such references shall be subject to our prior review and written consent.

Very truly yours,

DEUTSCHE BANK AG, LONDON BRANCH

C-2

Annex D

August 3, 2007

The Board of Directors
Endesa, S.A.
Rivera del Loira, 60
28042 Madrid

Ladies and Gentlemen:

You have requested that J.P. Morgan plc (“JPMorgan”) provide an opinion with respect to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares of Endesa S.A. (“Endesa” or the “Company”), nominal value €1.2 each (the “Endesa Ordinary Shares”), including holders of American Depositary Shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Shares”) (collectively, the “Endesa Shareholders”), pursuant to the joint offer made by Acciona, S.A. (“Acciona”) and Enel Energy Europe S.r.L. (“Enel”) (together, the “Bidders”) to purchase all of the outstanding Endesa Shares, upon the terms and subject to the conditions set forth in the offer prospectus (the “Offer Prospectus”) filed by the Bidders and authorised  by the Spanish Comisión Nacional de Mercado de Valores on July 25, 2007 (the “Offer”). The nominal value of the Offer was €41.3 for each Endesa Share, and was adjusted to €40.16 for each Endesa share after payment by Endesa of a dividend of €1.14 for each Endesa share. The consideration proposed to be paid pursuant to the Offer will only be in the form of cash (the “Consideration”).

Please be advised that while certain provisions of the Offer are summarized above, the terms of the Offer are more fully described in the Offer Prospectus. As a result, the description of the Offer is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Offer Prospectus.

In arriving at our opinion, we have reviewed (i) the Offer and the Offer Prospectus; (ii) the conditions to the Offer imposed by the Spanish Comisión Nacional de la Energía in its resolution dated July 4, 2007; (iii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to the Company, and the reported market prices for certain other companies’ securities deemed comparable; (iv) publicly available terms of certain offers involving companies comparable to the businesses of the Company and the consideration received for such companies; (v) current and historical market prices of the common stock of the Company; (vi) the audited financial statements of the Company for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006, as well as the unaudited financial statements for the first semester of 2007; (vii) the document on Preliminary 2006 Results and 2009 Targets released by the Company on January 24, 2007; and (viii) certain financial projections as well as other financial analyses and forecasts prepared by the Company and its management.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Offer, the past and current business operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on (i) our consideration of the information the Company has supplied to us to date, and (ii) our understanding of the terms of the Offer presented by the Bidders as well as of related regulatory approvals.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, including the information on the Offer, and we have relied on it being complete and accurate in all material respects. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Offer will have the consequences described in discussions with, and materials furnished to us by, representatives and advisers of the Company. We have also assumed that the Offer will be accounted for under current accounting principles in Spain.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. In the ordinary course of their businesses, affiliates of JPMorgan may actively trade the debt and equity securities of the Company, Acciona or Enel, for their own accounts, or for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

We are expressing no opinion herein as to the price at which any Endesa Shares will trade at any time. Other factors after the date hereof may affect the value of the businesses of the Company, including but not limited to (i) the total or partial disposition of the share capital of the Company by their shareholders within a short period of time, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company, and (v) any necessary actions by or restrictions of any governmental agencies or regulatory authorities. No opinion is expressed whether any alternative transaction might be more beneficial to the Company. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof.

We have acted as financial advisor to Endesa in connection with the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

Please be advised that we have had and continue to have significant and on-going financial advisory and other relationships with the Company. In addition, we (and our affiliates) (i) have had and continue to have significant and ongoing financial advisory and other relationships with Enel (and/or its affiliates) and (ii) have also provided and continue to provide financing services to both Enel and Acciona (and/or their respective affiliates), and have received and continue to receive customary fees for such financial advisory, financing and other services.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the Endesa Shareholders.

This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Offer, does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Endesa Shares pursuant to the Offer or any other matter, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder of the Company, Acciona or Enel, or any other person other than the Board of Directors of the Company or be used for any other purpose. This opinion may not be disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance, except that  a copy of this letter may be reproduced in full and included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the Spanish Comision Nacional de Mercado de Valores, in each case with respect to the Offer.

This opinion has been provided in English and in Spanish. In the event of a discrepancy between the two versions, the English version shall prevail.

Very truly yours,

J.P. MORGAN PLC

By:
Name:	Enrique Casanueva
Title:	Managing Director

Annex E

To the Attention of:

Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid

3 August 2007

Members of the Board,

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), and the holders of american depositary shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the terms and conditions of the offer (the “Offer”) made by ENEL ENERGY EUROPE S.r.L. (“Enel”) and ACCIONA, S.A. (“Acciona”) to purchase all of the outstanding Endesa Shares, as described in the Folleto filed by Enel and Acciona and approved by the Comision Nacional de Mercado de Valores (“CNMV”) on 25 July 2007 (the “Offer Document”), is fair, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer consists of €40.16 in cash for each outstanding Endesa Share (the “Consideration”), although Endesa ADS holders will receive an equivalent US Dollar amount, [based on the spot market exchange rate prevailing upon closing of the Offer].

In arriving at our opinion, we have reviewed and analysed: (1) the Offer Document, (2) certain publicly available information concerning the Company which we believe to be relevant, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including certain internal financial analyses and forecasts prepared by the Company and its management, (4) a trading history of the Company’s share capital from 1 January 2005 to the present day and a comparison of that trading history with those of other companies which we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant, (6) the audited financial statements of the Company for the financial year ended 31 December 2006, (7) a comparison of the financial terms of the Offer with the terms of certain other recent transactions or business combinations which we deemed relevant, and (8) the projected earnings and other operating data of the Company provided to us by its management. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed necessary or appropriate for the purposes of this opinion.

We have assumed and relied upon the accuracy and completeness of all financial and other information used by us in arriving at our opinion without independent verification and we have also relied on it not being misleading in any material respect. With respect to the financial forecasts and/or projections of the Company, upon the Company’s advice we have assumed that such forecasts and/or projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other information available to us and conditions as they exist on, and can be evaluated as of, the date of this letter.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer. Without prejudice to the terms of the engagement letter which we entered into with the Company on 27

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October 2005, we do not have any obligation to update, amend, revise or reaffirm this opinion. We will receive fees for our services in connection with advising the Company on the Offer, a portion of which are dependent on the outcome of the Offer and delivery of this opinion and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, affiliates of Lehman Brothers may actively trade in the debt and equity securities of the Company and/or Enel and Acciona, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the holders of the Endesa Shares.

This opinion is solely for the use and benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Offer and shall not be disclosed publicly or made available to any third party, or referred to (whether in whole or in part) without our prior written approval in each instance, except that a complete copy of this opinion may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the CNMV, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company, any and all such references must be approved by Lehman Brothers in advance, such approval not to be unreasonably withheld. This opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether to accept or reject the Consideration to be paid to such shareholder in connection with the Offer.

Yours faithfully,

LEHMAN BROTHERS EUROPE LIMITED

Juan Gich
Managing Director

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Annex F

Board of Directors
Endesa, S.A.
Ribera del Loira 60
Madrid 28042

3 August 2007

Members of the Board of Directors:

You have requested our opinion as to the adequacy, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), including holders of American Depositary Shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Securities”), pursuant to the terms and conditions of the joint offer made by Acciona S.A. (“Acciona”) and Enel Energy Europe S.r.L., a wholly owned subsidiary of Enel S.p.A. (“Enel”), to purchase all of the outstanding Endesa Securities, as set forth in the Folleto jointly filed by Acciona and Enel with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) on July 25, 2007 (the “Offer”). The consideration proposed to be paid pursuant to the Offer consists of €40.16 in cash for each outstanding Endesa Security (the “Consideration”).

In arriving at the opinion set out below, we have, among other things:

1.                Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

2.                Reviewed certain information furnished to us by the Company, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company;

3.                Conducted discussions with members of management of the Company concerning the matters described in clauses 1 and 2 above;

4.                Reviewed the market prices and valuation multiples for the Endesa Securities and compared them with those of certain publicly traded companies that we deemed to be relevant;

5.                Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed to be relevant; and

6.                Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company nor have we evaluated the solvency or fair value of the Company under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as at the date of this letter. We are not

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expressing any opinion as to the prices at which the Endesa Securities will trade following the delivery of the opinion or consummation of the Offer.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We have, in the past, provided financial advisory and financing services to the Company, Acciona and Enel and/or their respective affiliates and may continue to do so in services unrelated to the Offer and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Endesa Securities and other securities of the Company, as well as the securities of Acciona and/or Enel, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Offer and shall not be used for any other purpose. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch Capital Markets España, S.A., S.V. or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch Capital Markets España, S.A., S.V., except that (i) a complete copy of this letter may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the CNMV in Spain, in each case with respect to the Offer, and (ii) references to our opinion, which are not a complete copy of this letter, may also be included in any communication sent to shareholders of the Company in connection with the Offer, subject to our prior approval, which shall not be unreasonably denied or withheld.

This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company, Acciona, Enel or any other party. Our opinion does not address the merits of the underlying decision by the Company to recommend the Offer and does not constitute a recommendation to any shareholder as to whether such shareholder should accept the Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the Endesa Securities.

Yours faithfully,

MERRILL LYNCH CAPITAL MARKETS ESPAÑA, S.A., S.V.

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